UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 1-11011         CUSIP NUMBER: 31792810
                        -------                       --------
(Check One):  [X] Form 10-K  [ ] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2000
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

                              The FINOVA Group Inc.
                             -----------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                           4800 North Scottsdale Road
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                         Scottsdale, Arizona 85251-7623
                         ------------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense;
    |
[X] |  (b) The subject annual report,  semi-annual report,  transition report on
    | Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed | on or before the fifteenth calendar day following the prescribed due | date; or the subject quarterly report of transition report on Form 10-Q, | or portion thereof will be filed on or before the fifth calendar day | following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

In accordance with SEC Rule 12(b)-25(b)(2), The FINOVA Group Inc. ("FINOVA") undertakes to file its Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K") on or before April 16, 2001. FINOVA is unable to file its 2000 10-K on or before the April 2, 2001 filing deadline without unreasonable effort or expense, due to a number of factors, including the following:

     * Management efforts in seeking a debt restructuring and in conducting portfolio reviews have delayed preparation of financial and other information necessary to complete that report.

     * Management's efforts in connection with preparations for and reporting requirements in the Company's reorganization proceedings, which were filed on March 7, 2001 pursuant to Chapter 11 of the United States Bankruptcy Code by FINOVA and eight of its subsidiaries.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Bruno A. Marszowski           (480)            636-4800
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s), been filed? If answer is
     no, identify report(s).                                      [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FINOVA's unaudited results as of December 31, 2000 are discussed in FINOVA's press release included in its Report on Form 8-K filed on April 2, 2000, which is incorporated into this filing.

                              The FINOVA Group Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2001                     By: /s/ Bruno A. Marszowski
                                            ------------------------------------
                                            Bruno A. Marszowski
                                            Senior Vice President, Chief
                                            Financial Officer and Controller,
                                            Principal Financial and Accounting
                                            Officer

                                  EXHIBIT INDEX


Exhibit Number                             Description
- --------------                             -----------
    99 Press Release of The FINOVA Group Inc., dated April 2, 2001 (incorporated by reference from FINOVA Group's Report on Form 8-K, dated April 2, 2001, Exhibit 99).